

August 30, 2021

Lee Chong Kuang
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

> **Re: Greenpro Capital Corp.**
> **Amendment No. 1 to Form S-3**
> **Filed August 19, 2021**
> **File No. 333-258441**

Dear Mr. Kuang:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-3 filed August 19, 2021

Prospectus Cover Page

1. Your revised disclosure here and on page 3 states that you have "minimal operations" in Hong Kong. We note, however, from your Form 10-K for the fiscal year ended December 31, 2020 that you generated 75% and 70% of your total revenues from Hong Kong in fiscal years 2019 and 2020, respectively. We note further from your Form 10-K disclosure that you have multiple subsidiaries domiciled in Hong Kong. Please revise the disclosure in your registration statement to clarify the nature and extent of your operations and revenue generation in Hong Kong, with a view to regulation by Chinese governmental authorities, or advise.

Lee Chong Kuang
Greenpro Capital Corp.
August 30, 2021
Page 2

   Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Benjamin A. Tan